November 4, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:            Tia L. Jenkins, Senior Chief Accountant

 Entrée Gold Inc.
Form 20-F for the year ended December 31, 2014
Filed March 31, 2015
File No. 001-32570

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 22, 2015 relating to Entrée Gold Inc.’s (the “Company”) Form 20-F (Registration No. 001-32570) filed with the Commission on March 31, 2015 (the “20-F”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1.  We note the disclosure in Note 8 indicating that under the equity participation agreement entered into with Sandstorm in February 2013, Sandstorm provided you with an upfront deposit of $40 million in exchange for your agreement to purchase and deliver metal credits to Sandstorm that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property. We also note that you are not required to deliver actual metal under the agreement and may use revenue from any of your assets to purchase the requisite amount of metal credits. We further note that you have recorded the $40 million deposit received as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm. Given your disclosure on page 40 of your Form 20-F which indicates that the first payments that the Company receives are expected to come from its interest in the Joint Venture Property which has not yet commenced production activities, please tell us and explain in the notes to your financial statements in future filings, why the amount of deferred revenue reflected in your financial statements has declined significantly from the $40 million received in February 2013 to $34.5 million as of December 31, 2014. Please provide your proposed disclosures as part of your response.

In response to the Staff’s comment, the Company notes that its functional currency is the Canadian dollar and reports in US dollars.  Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. The classification of the proceeds from a sale of future foreign currency revenues as deferred income results in a nonmonetary liability that is not subject to foreign currency transaction gains or losses under ASC Topic 830. Accordingly, the Company determined that it was appropriate to record the deposit received from Sandstorm as deferred revenue at the functional currency equivalent on the date of sale and that this amount would become the historical basis of the deferred revenue account. The exchange rate on the date the US$40 million deposit was received was US$1.008 to CA$1.00 resulting in a deferred revenue liability of CA$40,032,000.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates.  Related exchange gains and losses are included in a separate component of stockholders’ equity as accumulated other comprehensive income.

As at December 31, 2014, the exchange rate was US$0.8620 to CA$1.00 resulting in a deferred revenue balance of $34,507,372 (CA$40,032,000 x 0.8620).

The Company proposes to include the following disclosure in its future filings, as part of its description of the Sandstorm Financing Arrangement (Note 8 in the December 31, 2014 financial statements), to explain why the amount of deferred revenue fluctuates period to period:

“The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm. As a nonmonetary item, the deferred revenue balance is recorded at the historical basis of CA$40,032,000 and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

2.
We note from the disclosure on page 20 of your filing that the agreement with Sandstrom does not require you to deliver actual metal production and therefore you will have to use revenue that you receive from the sale of your share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. We also note that to the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, you may suffer a gain or loss on the difference. Given the exposure to changes in commodity price risk that this financing arrangement with Sandstrom exposes you to, please tell us what consideration was given to the guidance in paragraphs 10 through 13 of IAS 39 in determining whether an embedded derivative associated with this arrangement should be recognized in your financial statements. If you do not believe recognition of an embedded derivative is required, please explain your basis or rationale for this conclusion.

In response to the Staff’s comment, the Company notes that its consolidated financial statements are prepared in accordance with generally accepted accounting practices in the United States of America. Accordingly, in reviewing the appropriate accounting treatment for the Sandstorm transaction the Company looked to ASC 815.  In particular, the Company looked to answer two questions: A) Is the Funding Agreement a derivative in its entirety? and B) Does the Funding Agreement contain any embedded derivatives that require separation?

A) Is the Funding Agreement a derivative in its entirety?

According to ASC 815-10-15-83 (and ASC 815-10-15-87 through 15-139), a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

(a) It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
(b) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
(c) Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Underlying

The Sandstorm agreement calls for the sale of payable metals at the lower of the market price and an agreed upon fixed price of the applicable metal. As a result, the agreement value varies based on the London Metal Exchange price of gold, silver or copper.

However, the value of the Sandstorm agreement is also based on (i) whether or not mining occurs in the mine at all, which is based on the overall economics of the mine; (ii) which sections of the ore body are mined, which is based principally on the copper content (being the predominant metal) of the mine; and (iii) the relative content/grade included in the sections being mined. The value of the Sandstorm agreement is highly dependent on the value or viability of the mine as a whole, including the composition and extent of the ore body as well as extraction and refinery costs and metal prices for all metals contained. If the properties corresponding to the Sandstorm agreement are never mined or the joint venture ceases to produce, the contract does not retain any significant value, regardless of market price of gold, silver or copper.

ASC 815-10-15-59 and 15-60 includes an exemption for certain contracts that are not traded on an exchange from being accounted for as derivatives. ASC 815-10-15-59 and 15-60 states:

Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based is any one of the following:

a)
A climatic or geological variable or other physical variable. Climatic, geological, and other physical variables include things like the number of inches of rainfall or snow in a particular area and the severity of an earthquake as measured by the Richter scale. (See Example 13 [paragraph 815-10-55-135].)

b)
The price or value of a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash. This scope exception applies only if both of the following are true:

1	The nonfinancial assets are unique.

2
The nonfinancial asset related to the underlying is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset. (If the contract is a call option, the scope exception applies only if that nonfinancial asset is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset above the option’s strike price.)

c)	The fair value of a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash.

d)
Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)

If a contract has more than one underlying and some, but not all, of them qualify for one of the scope exceptions in the preceding paragraph, the application of this Subtopic to that contract depends on its predominant characteristics. That is, the contract is subject to the requirements of this Subtopic if all of its underlyings, considered in combination, behave in a manner that is highly correlated with the behavior of any of the component variables that do not qualify for a scope exception

The Sandstorm agreement (the contract) is not exchange-traded. Furthermore, the Company’s interest in the deposits are non-financial assets of one of the parties to the contract (the Company). The interests are not readily convertible to cash and the Company is not the party who would benefit from an increase in the fair value of the mine (or interests in the mine) under the terms of the contract, as the price paid for the metal contained is fixed under the contract. In addition, one of the underlyings in the Sandstorm agreement is the production/sales volumes from the properties.

As a result, the contract contains an underlying that would meet the scope exemption in ASC 815-10-15-59 (b) and (d).

As noted above, the economic viability or value of the Company’s interest in the mine as a whole and the related production sales, which are influenced by the mine’s uncertain copper mineral content specifically and other mineral content generally, are significant and will result in the value of the contract not being highly correlated to metals prices (of gold, silver or copper) alone.

As a result, the Sandstorm agreement is not considered a derivative instrument in its entirety based on the scope exception cited above. Because of the application of the scope exemption (ASC 815-10-15-59 (b) and (d)) identified above, no further analysis as to whether the agreement would meet the other conditions of a derivative (little/no initial net investment and settlement at a future date) was performed.  The Company concluded that the contract as a whole is not a derivative.

B) Does the Sandstorm agreement contain any embedded derivatives that require separation?

The Company concluded that Sandstorm agreement in its entirety is not a derivative instrument and is a sale of non-financial asset to be physically delivered and for which the volume is indexed to a specified mineral property. Next, the Company assessed whether the contract contained any embedded derivatives requiring separation from the host and the nature of the underlying host.

The Company considered whether the option to pay the lesser of fixed price or the London Metal Exchange price – which is a price adjustment based on London Metal Exchange price of gold, silver or copper (Commodity Price Adjustment) and the embedded USD feature of the refundable amount was an embedded derivatives requiring separation.

Consistent with the position above, with respect to the Sandstorm agreement as a whole, the embedded derivatives have an underlying that would meet the scope exemption in ASC 815-10-15-59 (b) and (d) and thus does not represent embedded derivatives requiring separation.

According to ASC 815-15-55 (Embedded derivatives - Implementation Guidance and Illustrations), the embedded derivative provisions of this Subtopic apply to the accounting by all parties for a volumetric production payment (see paragraph 932-360-55-2) for which the quantity of the commodity that will be delivered is reliably determinable. Per ASC 815-15-55-17 a volumetric payment that is reliably determinable is a hybrid instrument composed of a host debt instrument embedded with a commodity forward contract. (Emphasis added)
According to ASC 815-15-55-23:

If the quantity of the commodity that will be delivered under a volumetric production payment arrangement is not reliably determinable, the embedded commodity forward contracts in such volumetric production payment arrangements are considered not to contain a notional amount as that term is used in Subtopic 815-10. Such a circumstance can occur when the oil or gas volumetric production payments relate to the production of a single well (or relatively unproven properties) and the volume under the contract is relatively large, and thereby involve significant reserve risk with respect to the receipt of the entire quantity specified in the contract. (Emphasis added)

If the embedded commodity forward contract is not subject to the requirements of Subtopic 815-10, the entire related volumetric production payment would be accounted for under Topic 932.

To the extent the pricing adjustment and implied foreign currency adjustment related to the volumetric production payment are significantly affected by future production, no separation is required.

However, to the extent the Company has future production of known quantities of metal owing to Sandstorm, a financial liability (host) will be created and the embedded commodity price derivative requires separation upon recognition of the payable.

The Company concluded there exists no embedded derivatives requiring separation as at December 31, 2014.

In addition, as requested by the Staff , the Company acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (604) 687-4777.

Sincerely,
ENTRÉE GOLD INC.

/s/ Bruce S. Colwill
Bruce S. Colwill
Chief Financial Officer